UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
[June 26, 2006]
Commission file number 1-14400
Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES
Date [June 26, 2006]
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel Metso Corporation

METSO TO SUPPLY CRUSHING AND GRINDING EQUIPMENT TO BODDINGTON GOLD MINE
(Helsinki, Finland, June 26, 2006) – Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Minerals will supply crushing and grinding equipment to Boddington Gold Mine (BGM) in Western Australia. The mine is a joint venture owned by Newmont Mining Corporation and AngloGold Ashanti. The delivery is scheduled for the fourth quarter of 2007. The value of the order is approximately EUR 50 million.
The order comprises the supply of four ball mills with a capacity of 14,500 kW each, and five large mining cone crushers, complemented by installation and commissioning support services. Metso’s solution is for the processing plant of the BGM expansion project.
Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 22 000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
For further information, please contact:
Jeffery A. Leonard, Senior Vice President, Grinding & Process Equipment, Metso Minerals, tel. +1 717 849 7464
Mark Glendenning, President, Asia-Pacific, Metso Minerals (Australia) Limited, tel. + 61 8 9420 5566
Tuula Schreurs, Financial Communicator, Investor Relations, Metso Corporation, tel. +358 20 484 3211
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.